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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: September 22, 2006 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

NOTICE TO SHAREHOLDERS FOR THE THREE AND SIX MONTHS ENDED JULY 31, 2006

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2006 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors' of Royal Standard Minerals Inc. have not performed a review of the unaudited consolidated financial statements for the three and six months ended July 31, 2006 and July 31, 2005.

ROYAL STANDARD MINERALS INC. CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars)

(Unaudited)	July 31, 2006	January 31, 2006
ASSETS Current Cash and cash equivalents Short-term investments (market value $449,724; 2006 - $436,378) Marketable securities Receivables Due from related parties	$12,129,531 449,724 527,655 33,561 126,342	$ 795,095 436,378 86,124 1,261 126,342
Reclamation bond Exploration properties (Note 3) Equipment, net of accumulated amortization	13,266,813 131,767 5,152,725 2,216,194	1,445,200 131,767 3,810,519 1,258,994
	$20,767,499	$ 6,646,480
LIABILITIES Current Accounts payable and accrued liabilities	$209,728	$ 221,733
Asset retirement obligation	131,767	131,767
	341,495	353,500
SHAREHOLDERS' EQUITY
Capital stock (Note 4)	21,573,823	11,832,670
Shares to be issued	-	119,325
Warrants (Note 6)	7,344,635	1,440,009
Contributed surplus	6,273,110	2,364,866
Deficit	(14,765,564)	(9,463,890)

20,426,004 6,292,980

$ 20,767,499 $ 6,646,480

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT) (UNAUDITED) (Expressed in United States Dollars)

Three Months Ended			Six Months Ended
July 31,			July 31,
2006		2005	2006	2005
EXPENSES AND INTEREST INCOME
General and administrative	$ 82,404	$ 43,250	$ 162,551	$ 86,702
Consulting fees	636,478	79,520	873,340	128,153
Amortization	161,937	7,793	262,705	10,674
Foreign exchange (gain) loss	(398,320)	(16,328)	56,622	(12,812)
Stock option compensation (Note 5)	4,086,399	184,022	4,086,399	427,806
Interest income	(130,693)	-	(139,943)	-
	4,438,205	298,257	5,301,674	640,523
NET LOSS FOR THE PERIOD	(4,438,205)	(298,257)	(5,301,674)	(640,523)
DEFICIT, BEGINNING OF PERIOD	(10,327,359)	(8,201,413)	(9,463,890)	(7,859,147)
DEFICIT, END OF PERIOD	$ (14,765,564)	$(8,499,670)	$ (14,765,564)	$(8,499,670)
Basic and diluted loss per share (Note 7)	$ 0.06	$ 0.01	$ 0.08	$ 0.01
Weighted average number of shares
outstanding	78,043,975	54,660,410	69,115,974	50,913,986

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars) (UNAUDITED)

Three Months Ended			Six Months Ended
July 31,			July 31,
2006		2005	2006	2005
OPERATING ACTIVITIES
Net loss for the period	$(4,438,205)	$(298,257)	$(5,301,674)	$(640,523)
Add back:
Amortization	161,937	7,793	262,705	10,674
Stock option compensation (Note 5)	4,086,399	184,022	4,086,399	427,806
Changes in non-cash working capital:
Receivables	(23,291)	(81,221)	(32,300)	(26,523)
Accounts payable and accrued
liabilities	(372,700)	21,814	(12,005)	(45,675)
	(585,860)	(165,849)	(996,875)	(274,241)
FINANCING ACTIVITIES
Issuance of common shares, net of
share issue costs	426,792	498,459	15,348,299	3,314,766
INVESTING ACTIVITIES
Short-term investments	3,342	-	(13,346)	-
Marketable securities	(441,531)	-	(441,531)	-
Exploration properties	(937,539)	(788,922)	(1,342,206)	(1,363,521)
Funds in trust	106,796	-	-	-
Purchase of equipment	(886,440)	(70,792)	(1,219,905)	(70,792)
	(2,155,372)	(859,714)	(3,016,988)	(1,434,313)
Change in cash and cash equivalents	(2,314,440)	(527,104)	11,334,436	1,606,212
Cash and cash equivalents, beginning
of period	14,443,971	2,526,013	795,095	392,697
Cash and cash equivalents, end of period	$12,129,531	$ 1,998,909	$12,129,531	$ 1,998,909

1. The Company and operations

Royal Standard Minerals Inc. (the "Company" or "Royal") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended July 31, 2006 may not necessarily be indicative of the results that may be expected for the year ending January 31, 2007.

The consolidated balance sheet at January 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended January 31, 2006. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2006.

    New accounting pronouncements

    In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning November 1, 2006.
  Exploration properties

The following table reflects the exploration properties and expenditures during the six months ended July 31, 2006:

January 31, July 31, 2006 Additions (1) 2006

Gold Wedge Project $ Como Project Railroad Project Pinon Project Fondaway Project

2,636,862 $ 1,258,874 $ 3,895,736 108,050 -108,050 175,670 -175,670 762,285 83,332 845,617 127,652 -127,652

$ 3,810,519 $ 1,342,206 $ 5,152,725

(1)
Refer to the Statement of Exploration Expenditures as of July 31, 2006 for a breakdown of material costs.

Balance, end of period 78,233,138 $ 21,573,823

(1)
On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN perunit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008.

4.	Capital Stock
Authorized
Unlimited number of common shares
July 31, 2006
	ISSUED	Shares	Amount
Balance, beginning of period	57,822,578	$11,832,670
Private placement (1)	12,975,967	13,286,762
Private placement - warrant valuation (1)	-	(6,643,382)
Shares issued on stock option exercise	1,250,000	331,831
Stock option exercise - valuation	-	178,155
Shares issued on warrant exercise	6,184,593	2,732,676
Warrant exercise - valuation	-	734,281
Cost of issue	-	(879,170)

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).

5. Stock Options

The following table reflects the continuity of stock options:

NUMBER OF WEIGHTED AVERAGE STOCK OPTIONS EXERCISE PRICE $ (CDN)

Balance, January 31, 2006 Granted (1) Exercised

5,670,000 0.33 3,140,000 1.44 (1,250,000) (0.30)

Balance, July 31, 2006 7,560,000 0.80

(1) On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. Theoptions are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

5.	Stock Options (continued) The following table reflects the stock options outstanding as at July 31, 2006:
	Expiry Date	Exercise Price CDN ($)	Options Outstanding	Black-Scholes Value ($)
	April 25, 2007 May 13, 2007 December 12, 2008 May 4, 2009 April 13, 2010 May 16, 2010 January 20, 2011 May 2, 2011	0.26 0.40 0.265 0.36 0.39 0.29 0.87 1.44	960,000 555,000 220,000 675,000 800,000 1,080,000 130,000 3,140,000	--40,340 127,386 238,022 232,098 90,731 4,086,399
			7,560,000	4,814,976

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 31, 2006 $ 2,364,866 Options granted 4,086,399 Options exercised (178,155)

Balance, July 31, 2006 $ 6,273,110

6. Warrants The following table reflects the share purchase warrants and agent warrants currently outstanding and their corresponding fair values: Expiry Price ($) CDN Number Value ($)

March 31, 2007 0.50 April 26, 2007 0.50 April 29, 2007 0.50 May 5, 2007 0.50 April 26, 2008 1.75

4,111,424 588,025 136,500 18,961 25,000 3,436 485,500 90,831 6,487,984 6,643,382

11,246,408 7,344,635

    Basic and diluted loss per share

    Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the diluted loss per share calculation because it would have had an anti-dilutive effect.
  Income taxes

The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2006 audited consolidated financial statements.

ROYAL STANDARD MINERALS INC. STATEMENT OF EXPLORATION EXPENDITURES (PREPARED BY MANAGEMENT) THREE AND SIX MONTHS ENDED JULY 31, 2006 (Expressed in United States Dollars) (UNAUDITED)

Mineral Property Additions During the Period
Three Months Ended			Six Months Ended
July 31,			July 31,
2006		2005	2006	2005
Gold Wedge Project
Drilling, assays and related field work for
mine development	$602,955	$ 701,659	$904,966	$ 1,228,139
Project administration and general	174,449	-	225,424	-
Property acquisition and holding costs	118,414	-	128,484	-
	$895,818	$ 701,659	$1,258,874	$ 1,228,139
Como Project
Project administration, permits and general $	-	$ 7,199	$-	$ 14,258
Manhattan Project
Project administration, permits and general $	-	$ 1,407	$-	$ 1,407
Pinon Project
Project administration, permits and general $	32,547	$ 4,972	$74,158	$ 15,664
Property acquisition and holding costs	9,174	37,795	9,174	37,795
	$41,721	$ 42,767	$83,332	$ 53,459
Fondaway Project
Property acquisition and holding costs	$-	$ 31,125	$-	$ 31,125
Other
Drilling, assays and related field work	$-	$ 6,344	$-	$ 35,133
Total additions	$937,539	$ 790,501	$1,342,206	$ 1,363,521